                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of July, 2008

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached is a press release by the Company announcing the appointment of Adi
Livneh as the Company's Chief Executive Officer.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TEFRON LTD.
                                   (Registrant)

                                   By: /s/ Asaf Alperovitz
                                   -----------------------
                                   Asaf Alperovitz
                                   Chief Financial Officer

                                   By: /s/ Hanoch Zlotnik
                                   ----------------------
                                   Hanoch Zlotnik
                                   Treasurer

Date: July 23, 2008

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MISGAV, ISRAEL - JULY 23, 2008 - Tefron (NYSE: TFR , TASE: TFR), announced today that its Board of Directors has appointed Mr. Adi Livneh as the new CEO of the
Company, effective September 1, 2008. Mr. Livneh currently serves as the CEO of
Global-Wire Ltd, a producer and marketer of electrical conductors for various industries. Between 2001 and 2007, Mr. Livneh served as the CEO of Kitan Textile
Industries, a well known Israeli home textile products developer and manufacturer that sells its products in North America, Europe and the Far East.

Mr. Livneh will replace Yos Shiran, who previously notified the Company of his resignation as CEO.

ABOUT TEFRON

Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as
Victoria's Secret, Nike, Target, The Gap, Banana Republic, J. C. Penney,
lululemon athletica Warnaco/Calvin Klein, Patagonia, Reebok, Dolce and Gabbana,
and El Corte Englese, as well as other well known retailers and designer labels.
The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear.

This press release contains certain forward-looking statements, within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, with respect to the Company's business, financial condition and results of operations. We have based these forward-looking statements on our current expectations and projections about future events.

Words such as "believe," "anticipate," "expect," "intend," "will," "plan,"
"could," "may," "project," "goal," "target," and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Except for statements of historical fact contained herein, the matters set forth in this press release regarding our future performance, plans to increase revenues or margins and any statements regarding other future events or future prospects are forward-looking statements.

These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to:

     - our customers' continued purchase of our products in the same volumes or on the same terms;

     - the cyclical nature of the clothing retail industry and the ongoing changes in fashion preferences;

     - the competitive nature of the markets in which we operate, including the ability of our competitors to enter into and compete in the seamless market in which we operate;

     - the potential adverse effect on our business resulting from our international operations, including increased custom duties and import quotas
(e.g., in China, where we manufacture for our swimwear division).

     - the potential adverse effect on our future operating efficiency resulting from our expansion into new product lines with more complicated products and different raw materials;

     - the purchase of new equipment that may be necessary as a result of our expansion into new product lines;

     - our dependence on our suppliers for our machinery and the maintenance of our machinery;

     - the fluctuations costs of raw materials; our dependence on subcontractors in connection with our manufacturing process;

     - our failure to generate sufficient cash from our operations to pay our debt;

     - fluctuations in inflation and currency; and

     - political, economic, social, climatic risks, associated with international business and relating to operations in Israel;

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As well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

    Contacts
    Company Contact:     IR Contact:
    Asaf Alperovitz      Ehud Helft / Kenny Green
    Chief Financial      Officer G.K. Investor Relations
    +972-4-9900803       +1-646-201-9246
    Aasaf@tefron.com     Info@gkir.com

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